October 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	George K. Schuler

Jenifer Gallagher

Karl Hiller

Re:	International Tower Hill Mines Ltd.

Form 10-K for the Fiscal Year ended December 31, 2022

Filed March 8, 2023

File No. 001-33638

Ladies and Gentlemen:

This letter sets forth the responses of International Tower Hill Mines Ltd. (the “Company”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its comment letter dated August 3, 2023 with respect to the above-referenced Form 10-K. For your convenience, the Staff’s comments are set forth in bold below, followed by the Company’s responses.

Form 10-K for the Fiscal Year ended December 31, 2022

General

1.	Please utilize sequential and unique numbering on the pages in any amendment that is necessary to resolve the concerns outlined in the comments that follow.

Company Response:

We respectfully acknowledge the Staff’s comment. The Company will utilize sequential and unique numbering on the pages of the amended Form 10-K the Company intends to file in response to the Staff’s comments, as well as in future filings.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page FS-48

2.	We note your disclosures on pages 81 and FS-49 stating that your mineral project “is currently in the exploration and evaluation phase” which appears to be consistent with disclosures on page 51, explaining that you expect to continue to incur losses in the foreseeable future, expressing uncertainty as to whether you will ever begin production, and clarifying that you do not consider the Livengood Gold Project to be commercially viable based on the prevailing commodity prices.

However, these disclosures are not consistent with numerous disclosures elsewhere in your filing indicating the property is in the development stage and having reported proven and probable mineral reserves for the property.

Please clarify the nature of support for any disclosures of proven and probable reserves that you believe should be retained, including the investment and market assumptions made in formulating a view on economic viability and compiling your preliminary feasibility study, and submit the revisions that you propose to clarify the status of the property and to resolve the inconsistencies referenced above.

Company Response:

We respectfully acknowledge the Staff’s comment. After a review of applicable accounting guidance and discussion with its advisors, including the Company’s independent accounting firm, the Company has concluded that it will no longer disclose that the Livengood Gold Project (the “Project” or “Livengood Gold Project”) is in the exploration and evaluation phase.

The Company’s disclosure on pages 81 and FS-49 of the Form 10-K was made in the context of the disclosure obligations arising under Accounting Standards Codification (“ASC”) 915 “Development Stage Entities.” Under ASC 915, a project enters the development stage when it is determined that commercially recoverable reserves exist (usually through completion of a bankable feasibility study) and a decision is taken by the directors to develop the mine. The definition of development stage under ASC 915 is not consistent with the definition of “development stage property” found in Regulation S-K Item 1300, which defines a development stage property as “a property that has mineral reserves disclosed, pursuant to this subpart, but no material extraction.” While both definitions require mineral reserves, a project with disclosed mineral reserves but for which a development decision has not yet been made would not be in the development stage under ASC 915 but would constitute a development stage property under Regulation S-K Item 1300. The Company has not yet made a development decision regarding the Livengood Gold Project and accordingly described the Project as in the exploration and evaluation phase when discussing accounting policies but as a development stage property in all other contexts.

ASC 915 has been superseded by Accounting Standards Update 2014-10, which removed all references to the development stage. Accordingly, the Company intends to revise its disclosure in future filings to remove all references to the Project being “in the exploration and evaluation phase.” The Company will also revise its disclosure in future filings to remove all references to the Company being “in the exploration stage” (see page FS-48).

Regarding support for disclosure of proven and probable reserves, the Company respectfully refers the Staff to the Technical Report Summary (the “TRS”) appearing as Exhibit 96.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. While the Company intends to file an amended TRS as noted below, the previously filed TRS addresses the support for proven and probable reserves in great detail, including the investment and market assumptions made in formulating a view on economic viability, which disclosure the Company does not anticipate changing in the amended TRS.

3.	We note your disclosures on pages 81 and FS-49 describing various circumstances under which you would test the costs capitalized for your mineral property for impairment, which include “a current-period operating or cash flow loss combined with a history of operating or cash flow losses,” which is consistent with FASB ASC 360-10-35-21(e).

However, we do not see any disclosures of impairment as would be provided pursuant to FASB ASC 360-10-50-2, or of the qualitative and quantitative information that would be necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations, as would be required to comply with Item 303(b)(3) of Regulation S-K.

We understand that the amounts you have capitalized for the mineral property represent acquisition costs incurred predominantly in 2006, 2011 and 2012, and that the balance has remained relatively unchanged for over ten years. We see that the balance exceeds the net present values associated with the Base Case disclosed on pages 19-7, 22-7, 22-7, and 138 of your pre-feasibility studies dated October 29, 2021, March 8, 2017, September 8, 2016, and September 4, 2013, respectively, as calculated using a discount rate of 5%. We also note disclosures on pages 51 and 67, explaining that you have incurred losses and have had no revenue from operations since inception, which you indicate was in 1978, and that you have not completed any material exploration on the property since 2012.

Given these various circumstances, it appears that you would need to have conducted impairment testing in accordance with FASB ASC 360-10-35-29 through 35 on a periodic basis for an extended period of time. Please describe to us the extent of any impairment testing that you have conducted pursuant to this guidance since 2012, provide us with the analyses that either were conducted or that will be conducted for recoverability as of the end of your most recently completed fiscal year, and submit any revisions that you propose to clarify your efforts and the results of your impairment testing in this regard.

Company Response:

The Company periodically reviews and tests assets for impairment in accordance with FASB ASC 350 “Property, Plant and Equipment” and ASC 360 “Intangibles – Goodwill and Other” as applicable. Impairment tests are performed at least annually, and since September 2013, on a quarterly basis but also in the event any event or circumstance indicates the carrying amount of a long-lived asset or group of assets may not be recoverable. Attached at Annex A to this letter is the most recent annual impairment testing analysis, conducted in February 2023. Similar analyses were conducted in connection with the quarters ended March 31, 2023 and June 30, 2023. As at June 30, 2023, the Company had approximately $55 million in long-lived assets. Excluding an immaterial amount of net property and equipment, these long-lived assets represent mining claims and rights to mining claims located in and around the Company’s Livengood Gold Project.

Since the beginning of impairment testing in December 2012, the Company’s market capitalization has been above the value of its net assets ($55.2 million at June 30, 2023). The assets that are tested for recoverability are the Company’s long-lived assets related to mineral property rights and claims. At June 30, 2023, the Company’s mineral property assets totaled approximately $55 million. As these assets are all similar in nature (they represent mining claims or rights to mining claims all within the same area), they are viewed as one asset group for impairment testing purposes. The test for recoverability is made over the remaining useful life of the assets. The useful life of the Company’s mineral property assets is the estimated life of the proposed mine. For each impairment test, the assets are depreciated over the mine life beginning with production as stated in the TRS for the Livengood Gold Project. Recoverability of these assets will thus be based on the undiscounted cash flows provided using the life of mine cash flows as depicted in the respective model used for the TRS.

The TRS details a project that would process 65,000 tons per day and produce 6.4 million ounces of gold over 21 years from a gold resource estimated at 13.6 million ounces at 0.60 g/tonne. The TRS includes the integration of new interpretations based on an expanded geological database, improved geological modelling, new resource estimation methodology, an optimized mine plan and production schedule, additional detailed metallurgical work at various gold grades and grind sizes, changes in the target grind for the mill, new engineering estimates, and updated cost inputs. The TRS has estimated the capital costs of the Project at $1.93 billion, the total cost per ton milled at $13.12, the all-in sustaining costs at $1,171 per ounce, and the Net Present Value (5%) at $1,800/oz of $400 million.

For each interim and annual impairment test, the reporting period end price of gold is compared to the prior year-end gold price. The price of gold on June 30, 2023 was $1,912 or $100 and 6% higher than the price of $1,812 at December 31, 2022. The Livengood Gold Project is a long-term project that will take time to develop and eventually monetize making the use of a longer-term gold price assumption in the TRS more appropriate compared to recent spot prices for gold.

The Company also notes that historical acquisitions of exploration stage companies have typically occurred at values greater than the Company’s current book value of $4.06/resource ounce ($55 million/13.6 million ounces). During September-October 2020, the Company completed an ATM sales agreement for gross proceeds of $10.3 million and in March 2023 approved a budget of $3.3 million. These actions add further support that investors recognize the value of the asset and are committed to advancing the Project. Based on the qualitative and quantitative factors described above, the Company believed that no further assessment or valuation of impairment was required. The Company will continue to assess the recoverability of its assets as circumstances or events dictate, or at least annually.

The Company believes that the long-term outlook for the gold price and the mining industry remains positive. Therefore, through August 7, 2023 when the Form 10-Q for the quarter ended June 30, 2023 was filed, the Company did not believe that any event or circumstance such as those listed in ASC 360-10-35-21 had occurred that would indicate that the fair value of the Livengood Gold Project would more likely than not be reduced below its carrying value and did not believe that a triggering event had occurred that required further interim impairment testing based on the guidance in FAS 142.

In accordance with Item 303(b)(3) of Regulation S-K, the Company intends to expand its disclosure under “Critical Accounting Estimates — Mineral Properties and Exploration and Evaluation Expenditures” in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations of future Annual Reports on Form 10-K to note that the Company evaluates recoverability of its mineral property assets based on the undiscounted cash flows using the life of mine cash flows as depicted in its model for the Livengood Gold Project, and the extent to which the estimates used in the life of mine cash flows are subject to uncertainty, including as a result of the assumed gold price.

4.	We note your disclosure on page 51, referring to the document you filed as Exhibit 96.1, stating that although the Technical Report Summary underlying your disclosures of proven and probable reserves indicates the project would generate “a minimal positive return” using a gold price of $1,680 per ounce, the company “… would need to see higher gold prices over a sustained period for the Project to be commercially viable.”

As the definition of preliminary feasibility study in Item 1300 of Regulation S-K depends on the qualified person having determined that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions, it is unclear how your position with regard to the price that would yield a commercially viable project would be consistent with reporting proven and probable reserves. It is also unclear how the Base Case that is shown on page 19-7 of the Technical Report Summary showing an after-tax net present value of $44.6 million and an internal rate of return of 5.3%, while assuming that the discount rate would be 5%, would need to change when using a discount rate that is reflective of and consistent with the project uncertainties and risk.

Please consult with the qualified person involved in preparing the Technical Report Summary regarding these observations and describe for us the assessments that were made in considering these factors and establishing correlation between the discount rate and the uncertainties and risk of the project; or explain to us how this would need to change to reflect reasonable investment and market assumptions.

Please explain to us how you would reasonably expect to obtain financing for the project based on the economics illustrated in the Base Case, if this is your view.

Company Response:

We respectfully acknowledge the Staff’s comment. The risk factor disclosure on page 51 was intended to convey management’s belief that the Company will have difficulty raising capital or arranging financing to develop the Project unless the Project satisfies the internal rates of return and risk profile demanded by many sources of capital and financing. The Company believes that the Project is economically viable under reasonable investment and market assumptions as set forth in the TRS, but even with that being the case, the Company may not be able to raise capital or secure financing sufficient to develop for the Project with the current price of gold and the Project’s capital and operating costs as set forth in the TRS. The Company recognizes the potential for confusion in its discussion of “commercial viability” and intends to revise the risk factor in future filings as follows (additions underlined; deletions struck through):

“Our success depends on the development and operation of the Livengood Gold Project, which is our only project.

Our only property at this time is our Livengood Gold Project, which is in the development stage. The TRS indicates that the Project is technically feasible and marginally viable ~~would generate a minimal positive return~~ at a gold price of $1,680 per ounce. The Company will need to raise capital or arrange financing to develop the Project, and the ability of the Company to raise capital or arrange financing in the future to develop the Project will depend on, among other factors, the prevailing capital market conditions, the price of gold, the mineral resources at the Project, the capital and operating costs of the Project, and the internal rate of return for the Project. The Company expects that many sources of capital and financing will not invest in the Project unless the internal rate of return for the Project exceeds the 5.3% set forth in the TRS, whether as a result of higher gold prices, lower capital or operating costs, or otherwise ~~would need to see higher gold prices over a sustained period for the Project to be commercially viable~~. While management is exploring opportunities identified in the TRS for optimization and reducing Project costs, there can be no assurance that any such efforts will be successful, that any of the optimization opportunities or cost savings will in fact be realized or that the price of gold will increase sufficiently, and be sustained for a sufficient period, for the Company to be able to raise the capital or secure the financing needed ~~to warrant a decision~~ to develop the Project. No assurance can be given that the Company will be successful in raising capital or securing financing to develop the Project or that any level of recovery of ore reserves will be realized ~~or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited~~. If we are not able to raise capital or secure financing for the Project ~~identify commercially viable mineral deposits or profitably extract minerals from such deposits~~, if the Project is not developed, or if the Project is otherwise subject to deterioration, destruction or significant delay, we may never generate revenues and our shareholders may lose all or a substantial portion of their investment.”

5.	We note that your description of cash equivalents on page 49 encompasses “highly liquid investments with original maturities of twelve months or less,” which diverges from the definition provided in the FASB Master Glossary, which generally includes only investments with original maturities of three months of less.

Please submit the revisions that you propose to your financial presentation and the associated disclosures elsewhere in the filing that would be necessary to conform with this guidance, or explain to us why you believe it would not apply to you.

Company Response:

We respectfully acknowledge the Staff’s comment. At June 30, 2023, the Company’s cash equivalents consisted of one fixed term deposit with a maturity date that was less than three months and two redeemable short term investment certificates that are redeemable at any time (readily convertible to known amounts of cash). These certificates are held with a major Canadian bank in Vancouver, B.C.

The Company will revise the Cash and Cash Equivalents accounting policy note in future filings as follows (additions underlined; deletions struck through):

“Cash and cash equivalents

Cash equivalents include highly liquid investments with original maturities of three ~~twelve~~ months or less at the date of purchase, and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.”

Exhibit 96.1 Livengood Gold Project, page 63

6.	The Technical Report Summary that you have filed as support for your disclosures of mineral resources and reserves does not include all of the content prescribed by Item 601(b)(96) of Regulation S-K. We have identified the information that should be provided in the remaining comments in this letter. Please discuss these observations with the qualified persons involved in preparing the report and arrange to obtain and file a revised Technical Report Summary that includes all of the required information.

You may submit a draft of the revised report for review prior to filing your amendment.

Company Response:

We respectfully acknowledge the Staff’s comment. The Company is in the process of revising the Technical Report Summary and anticipates submitting revisions to the Technical Report Summary for review on or about October 6, 2023 and thereafter filing a revised Technical Report Summary on an amendment to the Company’s Annual Report on Form 10-K.

Section 6 - Geological Setting and Mineralization and Deposit

6.1.2 Mineralization and Alteration, page ES-6

7.	At least one stratigraphic column is required to comply with Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Company Response:

We respectfully acknowledge the Staff’s comment. The Company will revise the Technical Report Summary to include at least one stratigraphic column as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Section 10 - Mineral Processing and Metallurgical Testing

10.8 Opportunities for Further Investigation, page ES-10

8.	The opinion of the qualified person on the adequacy of the data is required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Company Response:

We respectfully acknowledge the Staff’s comment. The Company will revise the Technical Report Summary to include the opinion of a qualified person on the adequacy of the data as required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Section 12 - Mineral Reserve Estimates

12.3.3.6 Open Pit Design Results, page ES-12

9.	The opinion of the qualified person on how the mineral reserve estimates could be materially affected by risk factors associated with any aspect of the modifying factors or changes therein is required by Item 601(b)(96)(iii)(B)(12)(vi) of Regulation S-K.

Company Response:

We respectfully acknowledge the Staff’s comment. The Company will revise the Technical Report Summary to include the opinion of a qualified person on how the mineral reserve estimates could be materially affected by risk factors associated with any aspect of the modifying factors or changes therein as required by Item 601(b)(96)(iii)(B)(12)(vi) of Regulation S-K.

Section 17 - Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups, page ES-17

10.	The opinion of the qualified person as to the adequacy of current plans to address any issues related to environmental compliance, permitting, and local individuals or groups is required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

Company Response:

We respectfully acknowledge the Staff’s comment. The Company will revise the Technical Report Summary to include the opinion of a qualified person as to the adequacy of current plans to address any issues related to environmental compliance, permitting, and local individuals or groups as required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

*      *      *      *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (907) 328-2800 or by email at khanneman@ithmines.com with any questions or further comments you may have.

Sincerely,

/s/ Karl L. Hanneman

Karl L. Hanneman
Chief Executive Officer

cc:	David R. Crandall, Hogan Lovells US LLP

Annex A

Analysis of Long-Lived Assets for Impairment

Date: February 9, 2023

Background:

The Company periodically reviews and tests assets for impairment in accordance with FASB ASC 350 “Property, Plant and Equipment” and ASC 360 “Intangibles – Goodwill and Other” as applicable. Impairment tests are performed at least annually, but also in any event or circumstance that would indicate the carrying amount of a long-lived asset or group of assets may not be recoverable. As at December 31, 2022, the Company has approximately $55 million in long-lived assets. Excluding an immaterial amount of net property and equipment, these long-lived assets represent mining claims and rights to mining claims located in and around the Company’s Livengood Gold Project.

Analysis:

ASC 360-10-35-21 identifies examples of events or circumstances that would call for impairment testing as follows:

a.	A significant decrease in the market price of a long-lived asset (asset group);

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

e.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group);

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

As the Company is in the exploration stage1 and has no revenue-generating activities, and therefore has a history of operating losses, assets held by the Company are subject to testing for recoverability.

The Company’ market capitalization of $84.0M at December 31, 2022 was above the value of its net assets ($55.1M) at December 31, 2022. The assets that are tested for recoverability are the Company’s long-lived assets related to mineral property rights and claims. At December 31, 2022, the Company’s mineral property assets totaled approximately $55 million. As these assets are all similar in nature (they represent mining claims or rights to mining claims all within the same area), they are viewed as one asset group for impairment testing purposes. The test for recoverability is made over the remaining useful life of the assets. The current useful life of the Company’s mineral property assets is the estimated life of the proposed mine. The Pre-Feasibility Study (“PFS”) for the Livengood Gold Project, as announced in November 2021, uses a life of mine of approximately 21 years. The assets will be depreciated over the life of the mine beginning with production. Recoverability of these assets will thus be based on the undiscounted cash flows provided using the life of mine cash flows as depicted in the model used for the PFS.

1 Note: The Company intends to remove the reference to the Company being in the exploration phase going forward, as discussed in the response to Comment 2.

A-1

The PFS details a project that would process 65,000 tons per day and produce 6.4 million ounces of gold over 21 years from a gold resource estimated at 13.6 million ounces at 0.60 g/tonne. The PFS includes the integration of new interpretations based on an expanded geological database, improved geological modelling, new resource estimation methodology, an optimized mine plan and production schedule, additional detailed metallurgical work at various gold grades and grind sizes, changes in the target grind for the mill, new engineering estimates, and updated cost inputs, all of which significantly de-risk the Project. The PFS has estimated the capital costs of the Project (“CAPEX”) at US$1.93 billion, the total cost per ton milled (“OPEX”) at US$13.12, the all-in sustaining costs (“AISC”) at US$1,171 per ounce, and the NPV(5%) at $1,800/oz of US$400 million.

The price of gold on December 31, 2022 was $1,812 or $8 and 0.4% lower than the price of $1,820 at December 31, 2021. Livengood is a long-term project that will take time to develop and eventually monetize making the use of a longer-term gold price assumption more appropriate.

Conclusion:

It is noted that historical acquisitions of exploration stage companies have typically occurred at values greater than the Company’s current book value of $4.06/resource ounce ($55 million/13.6 million ounces). During September-October 2020, the Company completed an ATM sales agreement for gross proceeds of $10.3 million and in March 2022 approved a budget of $3.2 million. These actions add further support that investors recognize the value of the asset and are committed to advancing the Project. Based on the qualitative and quantitative factors described above, no further assessment or valuation of impairment is required. The Company will continue to assess the recoverability of its assets as circumstances or events dictate, or at least annually.

A-2